EXHIBIT 2.1

AMENDMENT TO THE STOCK PURCHASE AGREEMENT

This Amendment Agreement (the “Amendment Agreement”) is made as of the 23rd day of March, 2006 by and among CardWorks, L.P., a Delaware limited partnership (“Seller”), and Liberty Acquisition, Inc., a Georgia corporation (“Buyer”).

WHEREAS Seller and Buyer entered into that certain Stock Purchase Agreement dated September 25, 2005 (the “Agreement”); and

WHEREAS, the parties wish to amend the Agreement in certain respects and to make such other agreements as provided herein; and

WHEREAS, the parties have agreed that the Stock Purchase Agreement will terminate if the Closing shall not have occurred on or before June 30, 2006 unless terminated earlier pursuant to the terms hereof; and

WHEREAS, the parties wish to permit Seller and its Affiliates to engage in discussions of an Acquisition Transaction or a potential Acquisition Transaction with others.

NOW THEREFORE, in consideration of the premises and the agreements contained herein, the parties hereto agree as follows:

SECTION 1. Capitalized terms that are used but not defined in this Amendment Agreement shall have the meanings specified in the Agreement.

SECTION 2. From and after the date of this Amendment Agreement, Section 5.12 of the Agreement is hereby deleted in its entirety.

SECTION 3. The Stock Purchase Agreement shall terminate on the earlier of (i) June 30, 2006 if the Closing shall not have occurred on or before such date or (ii) two days after notice of termination to Buyer or Seller, which notice may be given by either party in its sole discretion at any time on or after April 15, 2006.

SECTION 4. The references in Section 2.2 of the Agreement to “April 3, 2006” are hereby amended to read “June 30, 2006”; provided, however, that the parties hereby agree that (i) if the Closing of the Agreement shall not have occurred on or before April 3, 2006, Seller thereafter shall have the option (but not the obligation) in its sole discretion to consummate the transactions contemplated in Section 1.1 of the Agreement and (ii) if Seller elects not to exercise such option neither Seller, nor any Seller Indemnified Party, shall be liable for any Losses incurred by any Buyer Indemnified Party arising from or as a result of such election. Notwithstanding any failure to consummate the transactions contemplated in Section 1.1 of the Agreement, the parties shall continue to negotiate in good faith the option agreement consistent with the terms of Section 9.2 (b), until the earlier of June 30, 2006 or termination of the Agreement.

SECTION 5. Except as expressly provided herein, all other terms and conditions of the Agreement shall remain in full force and effect.

SECTION 6. The provisions of Article 10 of the Agreement shall apply to this Amendment Agreement.

IN WITNESS WHEREOF the undersigned have caused this Amendment Agreement to be executed by their respective general partners or officers thereunto duly authorized as of the date first written above.

CARDWORKS, L.P.
By:	CMSI, Inc., a general partner

By:	/s/ Robert A. Perro
Name:	Robert A. Perro
Title:	Vice President

By:	Tullman Andrews LLC, a general partner

By:	/s/ Donald M. Berman
Name:	Donald M. Berman
Title:	Manager

LIBERTY ACQUISITION, INC.

By:	/s/ Jeffrey A. Howard
Name:	Jeffrey A. Howard
Title:	President

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